EXHIBIT 15.5

With respect to the registration statement on Form S-4 of Icahn Enterprises L.P., Icahn Enterprises Finance Corp., and Icahn Enterprises Holdings L.P., we acknowledge our awareness of the inclusion therein of our report, dated August 2, 2012 related to our review of financial information of CVR Energy, Inc. as of June 30, 2012 and for the period from May 5, 2012 to June 30, 2012.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 or 11 of the Act.

/s/KPMG LLP

Houston, Texas

September 5, 2012